Lighthouse Life Capital, LLC
1100 E. Hector Street, Suite 415
Conshohocken, PA 19428

December 28, 2020

VIA EDGAR AND OVERNIGHT MAIL

Susan Block
Dietrich King
Division of Corporation Finance
Office of Trade & Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Lighthouse Life Capital, LLC
Amendment No. 2 to Draft Offering Statement on Form 1-A Submitted December 21, 2020
File No. 024-11380

Dear Ms. Block and Mr. King:

On behalf of the Company, I respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be declared qualified on December 30, 2020 at 4:00 p.m. ET, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

●
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

●
the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/Michael D. Freedman
Michael D. Freedman